Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months
Ended
January 27,
2010
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$238,675
Capitalized interest	—
Interest component of rental expense	25,940

Total fixed charges	$264,615

Earnings:
Income from continuing operations before income taxes	$1,010,258
Add: Interest expense*	238,675
Add: Interest component of rental expense	25,940
Add: Amortization of capitalized interest	278

Earnings as adjusted	$1,275,151

Ratio of earnings to fixed charges	4.82

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.